Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: State Bank Financial Corporation

On May 14, 2018, State Bank Financial Corporation distributed the following communication to its employees. The communication contained information regarding the proposed merger between State Bank Financial Corporation and Cadence Bancorporation.

Cadence & State Bank Merger
Employee Q&A

What is happening?
The State Bank Board has approved a definitive agreement under which State Bank will merge with Houston-based Cadence Bancorporation. Subject to regulatory approval, State Bank shareholder approval and other customary closing conditions, the combined bank will have $16 billion in total assets, which is more than three times the current size of State Bank. Cadence plans to move their banking headquarters to Atlanta, making the combined bank the second-largest bank based in Atlanta, and the largest footprint served in the Cadence Bank network.

What will be the name of the combined company?
Cadence Bank, which will be headquartered in Atlanta.

Who is Cadence?
Houston-based Cadence Bancorporation (NYSE: CADE) is an $11 billion bank holding company with 1,200 banking associates and 65 locations across Texas, Mississippi, Alabama, Florida and Tennessee as of March 31, 2018. Upon approval of the merger, Cadence plans to move its banking headquarters from Birmingham to Atlanta, while Cadence Bancorporation will remain headquartered in Houston. Additionally, Cadence Bank CEO Sam Tortorici will be relocating to Atlanta with his family. That’s a big deal, and evidence of the value they see in this marketplace.

Why is this merger happening?
Over the years, State Bank has considered combining with a number of financial institutions, but our management team and our Board believe this is the right deal, with the right company, at the right time. That’s our responsibility as a public company – to our employees, our clients and, ultimately, to our shareholders.

Likewise, Since Cadence’s IPO in April 2017, they have carefully been evaluating opportunities for the right partner – a merger that made sense culturally and operationally and that aligned with their long-term vision and financial goals. They found that partner in us.

You probably know little about Cadence, but you know a great deal about how they operate. We share striking similarities – like us, Cadence has a record of key acquisitions in contiguous markets, including FDIC-assisted transactions, a proven risk management discipline, strong organic growth in loans, deposits and revenue, and a similar high-tech, high-touch approach to doing business. We are both known for our deep bench of talent and for unsurpassed customer service that’s complemented by large bank capabilities. We also share a culture of diversity, inclusion and community service, with time-tested core values that we believe align very well.

What does each bank bring to the table in a combined bank?

To State Bank, Cadence will bring scale and efficiency, complementary business lines, an attractive funding profile, and a solid vision for future growth. To Cadence, State Bank will bring talented people, new lines of business, a strong client base, and a distribution network that provides a launchpad for the Cadence brand in what we anticipate will quickly become one of their leading markets.
We believe the combined bank will be a far stronger middle market and C&I lender in Atlanta by leveraging Cadence’s expertise and State Bank’s proven value in production, local talent and passion for the local marketplace. Following the merger, we believe the combined bank also will have an opportunity to expand commercial real estate lending and still remain below regulatory concentration limits. In addition, our loan limits increase, new industries and larger clients can be banked, our income stream will be diversified, and our client experience will be best in class.

What are the goals of the merger?
The Cadence vision for its franchise is clear: to be one of the top performing banks in the nation. The stated vision of State Bank has always been equally clear: to be the most significant community bank in Georgia. Together, we believe we leap forward in the vision for our brands.

We see in Cadence many of the things we’ve aspired to at State Bank. Cadence already has many products, services and technology that we would be working on for several years to achieve our vision. We share a similar history, and we share common core values and culture. And we feel flattered and honored that Cadence has chosen to partner with State Bank to launch in Georgia.

What new products will we be able to offer our clients?
Following the merger, Cadence will seek to scale State Bank’s specialty lines of business across Cadence’s distribution platform, and leverage Cadence’s proven strength in wealth management and trust services in Georgia. We believe the opportunity to offer wealth management and trust services will increase the value proposition that we bring to our most significant clients and prospects.

Is my job safe?
We do not expect major change in client-facing production and servicing roles. Cadence was drawn to the value of our people and the way we serve our clients from the beginning of our conversations. Because Cadence views Georgia key to their plans for further expansion, we expect Cadence to build on what we have. The combined bank will be poised for continued growth. You need good people to pull that off, and we have great people.
As we approach the integration of systems and operations months from now, some roles will indeed change. Similar to the transactions we’ve made in the past, some positions will be rolled into the existing Cadence Bank operation. Some roles will simply change. And in time, yes, we expect there will be new positions created by the integration of these two companies. Now that the news of this deal is public, the merger integration teams will work more openly and aggressively in managing the consolidation of the companies to assure that we provide the highest level of service and responsiveness to our combined employees, clients and communities.
What does this mean for our customers?
For the time being, State Bank clients, business-in-process and new business prospects will not see any difference. A thorough communications plan to ensure awareness, continuity and peace-of-mind to all constituents is already in process. These client-facing communications will be shared internally prior to distribution.

In time, the best in class of State Bank and Cadence products and services will be introduced to our clients in a carefully planned and thoughtful way. And since Cadence is eager to expand in Georgia – following the merger, we expect our clients will see certain capabilities expand as we introduce new product and service opportunities.

What does this mean for me?
Mergers bring change, to both organizations. Now that our intent to merge is public information, we can work more diligently and transparently at the direction of the Cadence leadership team to answer several questions that we will certainly have across the company.

Here’s what we know for certain from Cadence:

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There will be change as we merge cultures, operating processes, systems and teams. Cadence has deep experience in acquisitions and they know that unmanaged uncertainty typically breeds even greater uncertainty and concern. We all want answers to important questions.

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The Cadence Human Resources team has some information about the benefits Cadence currently offers, and how those benefits differ from ours. Details on what benefits employees can expect once the merger is complete will be communicated in the near future. Schedules are being coordinated between teams now.

•	Your benefits will not be changing until after the merger is completed. In the meantime, we can assure you that Cadence offers a comprehensive, attractive and competitive benefits package.

One important point to keep in mind is that all employees continue to be subject to the employee Code of Conduct and should take care in expressing their sentiments publicly, either online or offline.

What if I have further questions?
Employees are encouraged to ask questions, and in some cases, help us with the answers! But please be patient with us as we sort things out that couldn’t be discussed with some people until this announcement was made. We’re all learning right now, which may include your manager or supervisor. Please rise above rumors and speculation. If you have a concern or a question, please voice it to your manager, senior manager or XO leader.

You may also contact Cadence by emailing HR@cadencebank.com or by calling the Cadence HR Solutions Line at 888-832-4698. This line is answered Monday through Friday, 7:30 a.m. – 5 p.m. CT. They will do their best to answer your questions as openly as possible; however, they are learning, too. Together, we are working to get answers quickly.

When do things start to change?
No one can say for sure how long it will take to receive regulatory approval and meet other closing conditions to close the transaction. Until then, we will have teams immediately starting the plan for the combined bank, and for a conversion and integration. In the meantime, we still have a business to run. It is absolutely critical that we continue to run our business to the best of our abilities. We have a lot of teammates, customers, communities and shareholders depending on us to do just that.

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Cautionary Statement Regarding Forward-Looking Information
Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Cadence Bancorporation (“Cadence”) and State Bank Financial Corporation (“State Bank”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cadence and State Bank; the outcome of any legal proceedings that may be instituted against Cadence or State Bank; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Cadence and State Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State Bank successfully; and other factors that may affect future results of Cadence and State Bank. Additional factors that could cause results to differ materially from those described above can be found in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and in other documents Cadence files with the SEC, and in State Bank’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State Bank files with the SEC.

Important Additional Information
In connection with the proposed transaction between Cadence and State Bank, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State Bank’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about Cadence and State, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation
Cadence, State Bank and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Information regarding State Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.